EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended
	March 31,
(dollar amounts in thousands)	2012	2011
Pretax income before adjustment for income from unconsolidated subsidiaries	$18,133	$23,282
Add:
Fixed charges	7,592	6,564
Adjusted pretax income	$25,725	$29,846
Fixed charges:
Interest expense	$5,480	$5,335
Estimate of interest within rental expense	2,112	1,229
Total fixed charges	$7,592	$6,564
Ratio of earnings to fixed charges	3.4	4.5